December 13, 2011

Jeff Jaramillo

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3030

Re: Infrared Systems International

Item 4.02 Form 8-K dated December 1, 2011

Filed December 6, 2011

File No. 333-147367

Dear Mr. Jaramillo:

The following are our responses to your comment letter of December 8, 2011.

Form 8-K dated December 1, 2011

1.     Please amended your Form 8-K to provide a statement as to whether the audit committee, or its alternative, discussed the matter with the company’s independent accountant in accordance with Item 4.02 of Form 8-K.

ANSWER: The Company has discussed the matter with its independent accountant and has amended and re-filed the Form 8-K accordingly.

2.     Please also amend your Form 8-K to more clearly describe the errors that were identified by management, and discuss all significant errors related to the restatements.

ANSWER: The Company has amended its Form 8-K and has more clearly described the errors identified by management and subject to restatement.

Sincerely,

/s/William Wright

William Wright

Chief Executive Officer